EXHIBIT 10.3
Deliver by email
June 8, 2005
Indiana Ethanol
Mr. Troy Prescott
3780 N 250th East
Winchester, IN 47394
RE: Proposal for Additional Services
Dear Troy:
PlanScape Partners is very pleased to have the opportunity to continue working with your group as you seek a site for a new ethanol facility in east central Indiana. As we have been discussing, all projects can benefit by securing financial incentives from the local municipality and the State.
One goal is to secure a $5,000,000 to $10,000,000 loan that can be subordinated to senior debt. We have been seeking a way to allow this to happen since my visit in April. Other financing possibilities include tax abatements, tax increment financing, state incentives and loans backed by a local taxing body. Rural electric cooperatives may be able to provide Rural Economic Development Loan (REDL) funds. Usually, state grants and loans will require sponsorship by a governmental entity. I began building a relationship with your local elected officials on Wednesday. This public relations effort, staged throughout the funding commitment process, will be vital to the success of this project.
It is very important to engage the County Board and generate public support from area residents in this initiative. Quantifying and “selling” the benefits from an ethanol plant locating in your area is an essential task. Preparation of materials to support this effort and attendance at negotiation and approval meetings are part of the required tasks.
Tasks for this project would include:
1.	Investigation of resources

2.	Contacts and one-on-one visits with decision makers

3.	Attendance at two County Board meetings to request funds
As you know, much of the initial work was completed in our office but face to face meetings are of paramount importance. The fee for providing these services includes time for three more visits to the area for sites in two different Indiana countries in addition to the County Board meetings. Should you wish to have me identify and quantify incentives for a site in Ohio, the fee may need to be expanded for that effort. Each visit would be of one to two days duration.
Range of $12,000 to $16,000

      PlanScape Partners proposes to provide the services at our customary 2005 rates. All reimbursable expenses will be billed at cost plus a10% administrative fee and are in addition to the above fees.
      PlanScape Partners has enjoyed the relationship we have begun with you and your board members. We believe in building long-term relationships. Word of mouth testimonies from our satisfied clients is our only marketing tool.
      If any of you have questions, please call. We look forward to working with you and seeing you in Kansas City.
Sincerely,
PLANSCAPE PARTNERS
Kathy Showalter
AUTHORIZATION
      I have reviewed the proposal and agree with its terms. I hereby authorize PlanScape Partners to proceed with the work described herein.

/s/ Robert L. Morris, Treasurer	6/14/05

Authorized Signature	Date
Terms of Payment
      All amounts due PlanScape Partners for professional services hereunder shall be paid in full not later than 30 days following completion of those services. Thereafter, interest at the rate of one and one-half precent (1 1/2%) per month shall be charged against and paid on all amounts unpaid. PlanScape also retains the right to file liens on all accounts not paid within 90 days of completion of work.